Exhibit 99.1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Gravitas Education Holdings Inc.

Opinion on the Combined Carve-out Financial Statements

We have audited the accompanying combined carve-out balance sheets of Gravitas Education Holdings Inc.’s (“GEHI”, or the “Company”) Singapore Operations as of December 31, 2020, 2021 and 2022, the related combined carve-out statements of operations, comprehensive income (loss), changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2022 , and the related notes (collectively referred to as the “combined carve-out financial statements”). In our opinion, the combined carve-out financial statements present fairly, in all material respects, the financial position of GEHI’s Singapore Operations as of December 31, 2020, 2021 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These combined carve-out financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s combined carve-out financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the combined carve-out financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the combined carve-out financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the combined carve-out financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the combined carve-out financial statements. We believe that our audits provide a reasonable basis for our opinion.

Emphasis of Matter

As discussed in Note 2 the combined carve-out financial statements for the years ended December 31, 2020, 2021 and 2022 have been derived from the financial statements of Gravitas Education Holdings, Inc. to reflect of the assets, liabilities, revenues, expenses, and cash flows of GEHI’s Singapore Operations that will be merged with NetDragon Websoft Holdings Limited. The assumptions underlying the combined carve-out financial statements, including the assumptions regarding allocated expenses, reasonably reflect the utilization of services provided to or the benefit received by GEHI’s Singapore Operations that will be merged with NetDragon Websoft Holdings Limited during the periods presented. However, due to the inherent limitations of carving out the operations, these combined carve-out financial statements may not necessarily reflect the company’s financial position, results of operations and cash flow for future periods, nor do they necessarily reflect the financial position, results of operations and cash flow that would have been realized had the company been a stand-alone entity during the periods presented. Our Opinion is not modified with respect to this matter.

Critical Audit Matter

The critical audit matter communicated below is matter arising from the current period audit of the combined carve-out financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the combined carve-out financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matter does not alter in any way our opinion on the combined carve-out financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing separate opinions on the critical audit matter or on the accounts or disclosures to which they relate

Impairment assessment on goodwill

Critical Audit Matter Description

As described in Note 2 and Note 7 to the combined carve-out financial statements, for the years ended December 31, 2020, 2021 and 2022, the Company recorded nil, nil and $19.2 million impairment loss, respectively, to reduce the fair value of goodwill for the reporting unit of Global Eduhub Holding Limited. Goodwill is tested for impairment at least annually at the reporting unit level. The Company used a discounted cash flow methodology when determining the fair value of the reporting unit. The discounted cash flow analysis requires significant estimates, including projections of future operating results and cash flows of the reporting unit that are based on internal budgets and strategic plans, expected long-term growth rates, terminal values, weighted average cost of capital and the effects of external factors and market conditions. Changes in these assumptions could have a significant impact on either the fair value of the reporting unit, the amount of any goodwill impairment charge, or both, which could be material to the Company’s Singapore Operations’ financial position and results of operations.

Performing audit procedures to evaluate the reasonableness of management’s estimates and assumptions related to the projected future cash flows and the selection of the discount rate required a high degree of auditor judgment and an increased extent of effort, including the need to involve fair value specialists. We identified the goodwill impairment assessment as a critical audit matter.

How the Critical Audit Matter was Addressed in the Audit

Our audit procedures related to the projected future cash flows and selection of the discount rate used by management to estimate the fair value of the reporting unit included the following, among others:

●	We made inquiries of management to understand significant assumptions used in the projected future cash flows, and we evaluated management’s ability to accurately project future cash flows by comparing actual results to management’s historical projections.

●	We evaluated the reasonableness of management’s projected future cash flows by comparing the projections to actual results, for respective net revenue, cost of revenues and other elements, which comprise projected future cash flows of the reporting unit.

●	We evaluated the reasonableness of management’s significant assumptions including but not limited to the revenue growth rate, which could have a significant impact on the fair value of the reporting unit, by comparing the revenue growth rates to expected market growth rate based on industry information.

●	With the assistance of our fair value specialists, we evaluated the reasonableness of the valuation methodology and selected discount rate by:

-

Examining whether the valuation methodology used, including the one to determine the discount rate was consistent with existing valuation practices that are both generally accepted in practice and recognized as appropriate in similar circumstances.

-	Testing the source information underlying the determination of the discount rate and the mathematical accuracy of the calculation.
-	Developing a range of independent estimates and comparing those to the discount rate selected by management.

Marcum Asia CPAs LLP

We have served as the Company’s auditor since 2021 (Such date takes into account the acquisition of certain assets of Friedman LLP by Marcum Asia CPAs LLP effective September 1, 2022).

New York, New York

June 22, 2023

COMBINED CARVE-OUT BALANCE SHEETS

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

	As of December 31
	2020	2021	2022
ASSETS
Current assets
Cash and cash equivalents	29,383	30,272	20,510
Accounts receivable (net of allowance for doubtful accounts of $361, $433 and $402 as of December 31, 2020,2021 and 2022, respectively)	651	778	658
Amount due from related parties	1,107	421	504
Inventories	69	116	96
Prepaid expenses and other current assets	615	666	691

Total current assets	31,825	32,253	22,459

Non-current assets
Property, plant and equipment, net	3,435	4,052	4,780
Goodwill	19,203	19,177	—
Intangible assets, net	11,477	10,320	5,647
Deferred tax assets	32	22	34
Prepayments to related parties	—	910	1,009
Other non-current assets	2,579	1,873	1,354
Operating lease right-of-use assets	9,684	7,395	5,559

TOTAL ASSETS	78,235	76,002	40,842

LIABILITIES

Current liabilities
Prepayments from customers	—	—	53
Accrued expenses and other current liabilities - third parties	3,420	3,304	3,670
Accrued expenses and other current liabilities - related parties	—	16	232
Income tax payable	826	1,254	949
Operating lease liabilities, current portion	3,522	3,092	2,928
Deferred revenue	559	802	892
Long-term debt - current	7	—	—
Total current liabilities	8,334	8,468	8,724
Non-current liabilities
Other non-current liabilities	3,212	3,126	3,604
Deferred tax liabilities	1,949	1,754	959
Operating lease liabilities, non-current portion	5,968	4,109	2,468
TOTAL LIABILITIES	19,463	17,457	15,755

EQUITY
Ordinary shares (par value of $0.001 per share; 990,000,000 shares authorized; 29,213,801 shares issued and 27,812,754 shares outstanding as of December 31, 2020; 29,213,801 shares issued and 28,035,934 shares outstanding as of December 31, 2021; 29,213,801 shares issued and 28,200,755 shares outstanding as of December 31, 2022)	29	29	29
Treasury stock	(10,321)	(8,667)	(7,445)
Additional paid-in capital	93,985	91,570	87,540
Accumulated other comprehensive (loss)	(505)	(399)	(523)
Accumulated deficits	(31,151)	(29,779)	(56,152)
Total Gravitas Education Holdings, Inc. shareholders’ equity	52,037	52,754	23,449
Non-controlling interests	6,735	5,791	1,638
TOTAL EQUITY	58,772	58,545	25,087
TOTAL LIABILITIES AND EQUITY	78,235	76,002	40,842

The accompanying notes are an integral part of the combined carve-out financial statements.

COMBINED CARVE-OUT STATEMENTS OF OPERATIONS

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

	Years ended December 31
	2020	2021	2022
Net revenues:
Services	25,916	30,933	30,646
Services - third parties	25,444	30,528	30,535
Services - related parties	472	405	111
Products	48	74	106
Products - third parties	48	74	106

Total net revenues	25,964	31,007	30,752

Cost of revenues:
Services	22,225	26,065	28,691
Products	22	35	88

Total cost of revenues	22,247	26,100	28,779

Gross profit	3,717	4,907	1,973

Operating expenses:
Selling expenses	158	320	428
General and administrative expenses	4,879	4,338	6,027
Impairment loss on goodwill	—	—	19,156
Impairment loss on long-lived assets	—	—	3,505

Total operating expenses	5,037	4,658	29,116

Operating Income(loss)	(1,320)	249	(27,143)

Interest income	252	67	30
Government subsidy income	4,348	2,176	1,682

Income(loss) before income tax	3,280	2,492	(25,431)
Less: Income tax (benefits) expenses	321	443	(789)

Net income(loss)	2,959	2,049	(24,642)
Net income(loss) attributable to non-controlling interest	1,084	677	(2,472)

Net income(loss) attributable to ordinary shareholders of Gravitas Education Holdings, Inc.	1,875	1,372	(22,170)

Net income (loss) per share
Basic	0.07	0.05	(0.78)
Diluted	0.06	0.05	(0.78)

Weighted average shares used in calculating net income per share attributable to ordinary shareholders of Gravitas Education Holdings, Inc.
Basic	28,122,851	28,208,734	28,291,887
Diluted	28,870,450	28,962,480	28,291,887

The accompanying notes are an integral part of the combined carve-out financial statements.

COMBINED CARVE-OUT STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(In thousands of U.S. dollars)

	Years ended December 31
	2020	2021	2022
Net income (loss)	2,959	2,049	(24,642)
Other comprehensive income (loss), net of tax of nil:
Change in cumulative foreign currency translation adjustments	(645)	(51)	(221)

Total comprehensive income (loss)	2,314	1,998	(24,863)
Less: comprehensive income (loss) attributable to non-controlling interests	1,228	520	(2,569)
Comprehensive income (loss) attributable to Gravitas Education Holdings, Inc.	1,086	1,478	(22,294)

The accompanying notes are an integral part of the combined carve-out financial statements.

COMBINED CARVE-OUT STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(In thousands of U.S. dollars, except share data)

	Gravitas Education Holdings, Inc. Shareholders
							Total Gravitas
					Accumulated		Education
	Number of			Additional	other		Holdings, Inc.	Non-
	ordinary	Ordinary	Treasury	paid-in	comprehensive	Accumulated	shareholders’	controlling	Total
	share	share	stock	capital	Income (loss)	deficit	equity	interest	equity
Balance as of December 31, 2019	29,213,801	29	(12,000)	95,055	284	(32,926)	50,442	5,507	55,949
Cumulative effect adjustment upon adoption of ASC 326	—	—	—	—	—	(100)	(100)	—	(100)
Balance as of January 1, 2020	29,213,801	29	(12,000)	95,055	284	(33,026)	50,342	5,507	55,849
Net income for the year	—	—	—	—	—	1,875	1,875	1,084	2,959
Settlement of vested shares using treasury shares	—	—	1,679	(1,679)	—	—	—	—	—
Share-based payments to GEH	—	—	—	507	—	—	507	—	507
Share-based payments to PRC intercompany	—	—	—	2,423	—	—	2,423	—	2,423
Intercompany debt forgiven during carve-out	—	—	—	(2,321)	—	—	(2,321)	—	(2,321)
Foreign currency translation adjustment	—	—	—	—	(789)	—	(789)	144	(645)

Balance as of December 31, 2020	29,213,801	29	(10,321)	93,985	(505)	(31,151)	52,037	6,735	58,772

Net income for the year	—	—	—	—	—	1,372	1,372	677	2,049
Settlement of vested shares using treasury shares	—	—	1,654	(1,654)	—	—	—	—	—
Share-based payments to GEH	—	—	—	189	—	—	189	—	189
Share-based payments to PRC intercompany	—	—	—	1,832	—	—	1,832	—	1,832
Acquisition on minority interest	—	—	—	258	—	—	258	(1,464)	(1,206)
Intercompany debt forgiven during carve-out	—	—	—	(3,040)	—	—	(3,040)	—	(3,040)
Foreign currency translation adjustment	—	—	—	—	106	—	106	(157)	(51)

Balance as of December 31, 2021	29,213,801	29	(8,667)	91,570	(399)	(29,779)	52,754	5,791	58,545
Net loss for the year	—	—	—	—	—	(22,170)	(22,170)	(2,472)	(24,642)
Settlement of vested shares using treasury shares	—	—	1,222	(1,222)	—	—	—	—	—
Share-based payments to GEH	—	—	—	272	—	—	272	—	272
Share-based payments to PRC intercompany	—	—	—	665	—	—	665	—	665
Acquisition on minority interest	—	—	—	101	—	—	101	(822)	(721)
Intercompany debt forgiven during carve-out	—	—	—	(3,846)	—	—	(3,846)	—	(3,846)
Foreign currency translation adjustment	—	—	—	—	(124)	—	(124)	(97)	(221)
Distribution to minority interest (1)	—	—	—	—	—	(4,203)	(4,203)	(762)	(4,965)

Balance as of December 31, 2022	29,213,801	29	(7,445)	87,540	(523)	(56,152)	23,449	1,638	25,087

(1) On October 25, 2022, GEHI's subsidiary, Global Eduhub Holding Limited, declared and paid dividend of $4,965 to its shareholders for $4.965 per share.

The accompanying notes are an integral part of the combined carve-out financial statements.

COMBINED CARVE-OUT STATEMENTS OF CASH FLOWS

(In thousands of U.S. dollars)

	Years ended December 31
	2020	2021	2022
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)	2,959	2,049	(24,642)
Adjustments to reconcile net income (loss) to net cash generated from operating activities:	—	—	—
Depreciation of property, plant and equipment	708	884	971
Amortization of intangible assets	1,112	1,150	1,121
Reduction in the carrying amount of the right-of-use assets	3,196	3,802	3,609
Share-based compensation	507	189	272
Change in allowance for doubtful accounts receivable and other receivables	136	81	(34)
Loss on disposal of property, plant and equipment	68	80	20
Impairment of intangible assets	—	—	3,505
Impairment loss on goodwill	—	—	19,156
Deferred tax benefit	(187)	(184)	(808)

Changes in operating assets and liabilities, net of the effect of acquisition:
Accounts receivable	466	(198)	69
Amount due from related parties	532	2,345	1,477
Inventories	(4)	(47)	20
Prepaid expenses and other current assets	400	(50)	(24)
Prepayments to related parties	—	(910)	(99)
Other non-current assets	(784)	706	519
Prepayments from customers	—	—	53
Accrued expenses and other current liabilitie	(751)	(117)	367
Accrued expenses and other current liabilities - related parties	(395)	16	215
Operating lease liabilities	(3,500)	(3,803)	(3,577)
Income tax payable	550	427	(304)
Deferred revenue	(114)	243	90
Other non-current liabilities	1,263	(93)	478

Net cash generated from operating activities	6,162	6,570	2,454

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of businesses, net of cash acquired	(417)	—	—
Purchase of property, plant and equipment	(849)	(1,663)	(1,675)
Amount due from related parties	(934)	(2,836)	(4,660)

Net cash used in investing activities	(2,200)	(4,499)	(6,335)

CASH FLOWS FROM FINANCING ACTIVITIES
Acquisition of additional equity interest from non-controlling shareholders	—	(1,206)	(721)
Dividend to shareholder	—	—	(4,203)
Dividend to non-controlling interests	—	—	(762)

Net cash (used in) financing activities	—	(1,206)	(5,686)

Exchange rate effect on cash and cash equivalents, and restricted cash	(714)	24	(195)

Net (decrease) increase in cash and cash equivalents, and restricted cash	3,248	889	(9,762)
Cash and cash equivalents, and restricted cash at beginning of the year	26,135	29,383	30,272

Cash and cash equivalents, and restricted cash at end of the year	29,383	30,272	20,510

Supplemental schedule of cash flow information
income tax paid	—	199	303

The accompanying notes are an integral part of the combined carve-out financial statements.

NOTES TO COMBINED CARVE-OUT FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

1.           ORGANIZATION AND BASIS OF PRESENTATION

Top Margin Limited was incorporated under the laws of the Cayman Islands on January 11, 2007. In June 2017, Top Margin Limited changed the corporate name into RYB Education, Inc. In May 2022, RYB Education, Inc. changed the corporate name into Gravitas Education Holdings, Inc. (the “Company” or “GEHI”). The Company and its subsidiaries are primarily engaged in providing kindergarten educational services and student care services in the People’s Republic of China (“PRC”) and in Singapore before April 30, 2022. After April 30, 2022, the Company and its subsidiary, Global Eduhub Holding Limited.(“GEH”) are primarily engaged in providing kindergarten educational services and student care services in Singapore.

On April 18, 2022, GEHI announced that it has entered into an agreement and plan of merger with a controlled subsidiary of NetDragon Websoft Holdings Ltd. “NetDragon”), a Cayman Islands exempted company and a Hong Kong listed company. The transaction will be completed by way of an arrangement agreement, which will result in the disposal of the Company’s businesses in the People’s Republic of China (“PRC”) to the Company’s founding shareholders (“Disposal”), and merge of the education business of NetDragon outside of the PRC into the Company. The combined carve-out  financial statements represent the activities, assets and liabilities of the Company and its subsidiary, GEH, using a legal entity approach. GEH was acquired by GEHI on April 1, 2019. GEH operates kindergartens and student care centers in Singapore. GEHI and GEH are collectively referred as “the Group” in the combined carve-out financial statements.

As of December 31, 2022, details of the GEHI’s major subsidiaries included in the combined carve-out financial statements were as follows:

	Date of		Percentage of
	establishment	Place of	legal ownership
Name	or acquisition	establishment	by the Company	Principal activities
Major subsidiaries:
Mulberry Learning Centre International Pte Ltd	April 1, 2019	Singapore	85%	Kindergarten services
Mulberry Learning Centre @ Tanjong Pagar Pte Ltd	April 1, 2019	Singapore	85%	Kindergarten services
Alphabet Playhouse Childcare and Learning Centre Pte Ltd	April 1, 2019	Singapore	85%	Kindergarten services
Alphabet Playhouse @ East Coast Pte Ltd	April 1, 2019	Singapore	85%	Kindergarten services
Mulberry Learning Centre Alexandra Pte Ltd	November 1, 2019	Singapore	85%	Kindergarten services
Little Greenhouse @ Bukit Batok Pte Ltd	April 1, 2019	Singapore	85%	Kindergarten services
Little Greenhouse @ Sengkang Pte Ltd	April 1, 2019	Singapore	85%	Kindergarten services
Little Greenhouse @ S540 Pte Ltd	April 1, 2019	Singapore	85%	Kindergarten services
Little Greenhouse Childcare & Development Pte Ltd	April 1, 2019	Singapore	85%	Kindergarten services
Allegiance (Edu) Ptd Ltd	April 1, 2020	Singapore	85%	Kindergarten services
Little Greenhouse @ S553 Pte Ltd	April 1, 2019	Singapore	85%	Kindergarten services

NOTES TO COMBINED CARVE-OUT FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

2.           SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The combined carve-out  financial statements have been prepared for the purpose of presenting the balance sheet, statements of operations, comprehensive income (loss), changes in shareholders’ equity, and cash flows of GEHI and GEH on a combined basis.All of the assets and liabilities presented are recorded at carrying value. All intercompany balances, transactions, revenues and expenses have been eliminated. As of December 31, 2020, 2021 and 2022, there was amount due from PRC business totaling $47,096, $50,135 and $53,981, respectively, which will be forgiven after the Disposal. The forgiven amounts represent GEHI's investment in PRC business and are accounted for as equity transaction in the combined carve-out financial statements. For all periods, the Company’s combined carve-out financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and the rules and regulations of the Securities and Exchange Commission (“SEC”).

The accompanying combined carve-out financial statements present the historical financial position, results of operations, changes in net assets and cash flows of the Company and GEH, excluding the PRC portion of the Company’s business as it was historically conducted, as more fully described below.

The combined carve-out statements of comprehensive income reflect direct revenues and expenses of GEH and allocations of indirect expenses related to certain support functions that are provided on a centralized basis by GEHI. These corporate costs have been allocated to GEH on the basis of direct usage where identifiable, with the remainder allocated based on management’s best estimate of costs attributable to GEH. This allocation has been completed based on the following general process:

•Compensation: Certain compensation costs in GEHI’s financial records have been allocated to the combined carve-out  financial statements based on GEH’s revenue as a percentage of the total revenue of the Group before the Disposal.

•General, administrative and other expenses: Certain general, administrative and other expenses have been allocated to the combined carve-out  financial statements based on GEH’s revenue as a percentage of the total revenue of the Group before the Disposal.

Management believes the assumptions underlying the combined carve-out  financial statements, including the assumptions regarding allocated expenses, reasonably reflect the utilization of services provided to or the benefit received by GEH during the periods presented. However, due to the inherent limitations of carving out the operations from the Group, these combined carve-out  financial statements may not necessarily reflect the company’s financial position, results of operations and cash flow for future periods, nor do they necessarily reflect the financial position, results of operations and cash flow that would have been realized had the company been a stand-alone entity during the periods presented.

The accompanying combined carve-out  financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“GAAP”). The combined carve-out  financial statements have been prepared in accordance with the accounting policies set out below.

NOTES TO COMBINED CARVE-OUT FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

2.            SIGNIFICANT ACCOUNTING POLICIES - continued

Use of estimates

The preparation of combined carve-out financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the balance sheet dates and the reported amounts of revenues and expenses during the reporting periods. Significant estimates and assumptions reflected in the Group’s combined carve-out financial statements include, but are not limited to, purchase price allocation relating to business acquisitions, allowance for doubtful accounts, useful lives of property, plant and equipment and intangible assets, impairment of long-lived assets, goodwill and intangible assets, and incremental borrowing rate for leases. Actual results could materially differ from those estimates.

Principles of combination

The combined carve-out financial statements include the financial statements of the Company, Global Eduhub Holding Limited, Global Edu (SG) Holding Pte Ltd, GEH and GEH’s subsidiaries, excluding the PRC portion of GEHI’s business. All profits, transactions and balances among the Company, GEH, and GEH’s subsidiaries have been eliminated.

Foreign currency translation

The Company’s functional currency is the United States dollar. The functional currency of GEH and its subsidiaries is the Singapore dollar (“SGD$”).

Assets and liabilities are translated from each entity’s functional currency to the reporting currency at the exchange rate on the balance sheet date. Equity accounts are translated at historical exchange rates, and revenues and expenses are translated using the average rate of exchange in effect during the reporting period. Translation adjustments are reported and shown as a separate component of other comprehensive income in the combined carve-out statements of changes in shareholders’ equity and combined carve-out statements of comprehensive (loss) income.

Transactions in currencies other than the functional currencies during the year are converted into the applicable functional currencies at the applicable rates of exchange prevailing at the dates of the transactions. Monetary assets and liabilities denominated in currencies other than the functional currencies are remeasured into the functional currency using the applicable exchange rate at the balance sheet date. Exchange gains and losses are recognized in the combined carve-out statements of operations.

Business Combinations

Business combinations are recorded using the acquisition method of accounting. The purchase price of the acquisition is allocated to the tangible assets, liabilities, identifiable intangible assets acquired and non-controlling interest, if any, based on their estimated fair values as of the acquisition date. The excess of the purchase price over those fair values is recorded as goodwill. Acquisition-related expenses are expensed as incurred.

Cash and cash equivalents

Cash and cash equivalents consist of cash on hand, cash in banks and highly liquid investments which are unrestricted as to withdrawal or use, with an original maturity of three months or less and are readily convertible to known amount of cash.

NOTES TO COMBINED CARVE-OUT FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

2.           SIGNIFICANT ACCOUNTING POLICIES - continued

Inventories

Inventories, mainly consisting of teaching aids, and textbooks, are stated at the lower of cost or net realized value. Cost is determined using the weighted average method. Inventory is written down for damaged and slow-moving goods, which is dependent upon factors such as historical and forecasted consumption of the inventories.

Fair value measurements

Fair value is the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Group considers the principal or most advantageous market in which it would transact and it considers assumptions that market participants would use when pricing the asset or liability.

Authoritative literature provides a fair value hierarchy which prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The level in the hierarchy within which the fair value measurement in its entirety falls is based upon the lowest level of input that is significant to the fair value measurement as follows:

Level 1

Level 1 applies to assets or liabilities for which there are quoted prices in active markets for identical assets or liabilities.

Level 2

Level 2 applies to assets or liabilities for which there are inputs other than quoted prices included within Level 1 that are observable for the asset or liability such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical assets or liabilities in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data.

Level 3

Level 3 applies to assets or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

Financial instruments

The Group’s financial instruments consist primarily of cash and cash equivalents, accounts receivable, other receivables and amount due from related parties. The carrying amounts of cash and cash equivalents, accounts receivable and other receivable approximate their fair values due to the short-term maturities of these instruments.

For the impairment of the financial instruments other than accounts receivable, the Group has identified the relevant risk characteristics which include size and nature or a combination of these characteristics. Receivables with similar risk characteristics have been grouped into pools. For each pool, the Group considers the historical credit loss experience, current economic conditions, supportable forecasts of future economic conditions, and any recoveries in assessing the lifetime expected credit losses. When specific debtors are identified as no longer sharing the same risk profile as their current pool, they are removed from the pool and evaluated separately.

NOTES TO COMBINED CARVE-OUT FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

2.           SIGNIFICANT ACCOUNTING POLICIES - continued

Allowance for doubtful accounts

On January 1, 2020, the Group adopted ASC 326 Financial Instruments – Credit Losses (“ASC 326”) using the modified retrospective approach through a cumulative-effect adjustment to accumulated deficit. Upon adoption, the Group changed its impairment model to utilize a current expected credit losses model in place of the incurred loss methodology for financial instruments measured at amortized cost, including accounts receivable, loans receivables and consideration receivable. The Group recorded an increase to opening accumulated deficit of $100 as of January 1, 2020 due to the cumulative impact of adopting ASC 326.

Management used an expected credit loss model for the impairment of financial instruments mentioned above as of period ends.

For the allowance of the accounts receivable, management believes the aging of accounts receivable is a reasonable parameter to estimate expected credit loss, and determines expected credit losses for accounts receivables using an aging schedule as of period ends. The expected credit loss rates under each aging schedule were developed on basis of the average historical loss rates from previous years, and adjusted to reflect the effects of those differences in current conditions and forecasted changes. Management measured the expected credit losses of accounts receivable on a collective basis. When an accounts receivable does not share risk characteristics with other accounts receivables, management will evaluate such accounts receivable for expected credit loss on an individual basis. Doubtful accounts balances are written off and deducted from allowance for credit loss, when receivables are deemed uncollectible, after all collection efforts have been exhausted and the potential for recovery is considered remote.

Property, plant and equipment, net

Property, plant and equipment are stated at cost and are depreciated using the straight-line method over the estimated useful lives of the assets, as follows:

Category	Estimated useful life
Furniture, fixture and equipment	5 years
Leasehold improvement	Shorter of lease term or economic life

Repair and maintenance costs are charged to expense as incurred, whereas the cost of renewals and betterment that extends the useful lives of property, plant and equipment are capitalized as additions to the related assets. Retirements, sales and disposals of assets are recorded by removing the cost and accumulated depreciation from the assets and accumulated depreciation accounts with any resulting gain or loss reflected in the combined carve-out statements of operations.

NOTES TO COMBINED CARVE-OUT FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

2.           SIGNIFICANT ACCOUNTING POLICIES - continued

Leases

The Group applies Accounting Standards Update (ASU) 2016-02, Leases (Topic 842) when accounting for leases.

The Group has lease contracts for offices, kindergartens and student care centers in different cities in Singapore under operating leases. The Group determines whether an arrangement constitutes a lease and records lease liabilities and right-of-use assets on its combined carve-out balance sheets at lease commencement. The Group measures its lease liabilities based on the present value of the total lease payments not yet paid discounted based on the more readily determinable of the rate implicit in the lease or its incremental borrowing rate, which is the estimated rate the Group would be required to pay for a collateralized borrowing equal to the total lease payments over the term of the lease. The Group estimates its incremental borrowing rate based on an analysis of publicly traded debt securities of companies with credit and financial profiles similar to its own. The Group measures right-of-use assets based on the corresponding lease liability adjusted for payments made to the lessor at or before the commencement date, and initial direct costs it incurred under the lease. The Group begins recognizing lease expense when the lessor makes the underlying asset available to the Group.

For leases with lease term less than one year (short-term leases), the Group records operating lease expense in its combined carve-out statements of operations on a straight-line basis over the lease term and record variable lease payments as incurred.

In April 2020, the FASB issued guidance for lease concessions provided to lessees in response to the effects of COVID-19. Such guidance allows lessees to make an election not to evaluate whether a lease concession provided by a lessor should be accounted for as a lease modification, in the event the concession does not result in a substantial increase in the rights of the lessor or the obligations of the lessee. Such concessions would be recorded as negative lease expense in the period of relief. The Group has elected to apply the practical expedient. See Note 11.

Intangible assets, net

Intangible assets with definite lives are carried at cost less accumulated amortization and impairment. The amortization of such intangible assets is recognized over the expected useful lives of the assets.

Intangible assets with indefinite lives are not amortized, but tested for impairment annually or more frequently if event and circumstances indicate that it might be impaired.

Impairment of long-lived assets with definite lives

Long-lived assets, including property, plant and equipment, operating lease right-of-use assets, intangible assets with definite lives, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset or asset group may not be recoverable. When these events occur, the Group measures impairment by comparing the carrying value of the long-lived assets or assets group to the estimated undiscounted future cash flows expected to result from the use of the assets or asset group and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets or assets group, the Group would recognize an impairment loss based on the fair value of the assets or assets group. The Group recorded impairment loss on property, plant, and equipment and operating lease right-of-use assets of $Nil, $Nil and $Nil during the years ended December 31,2020, 2021 and 2022. The Group recorded impairment losses on intangible assets with definite lives of $Nil, $Nil and $1,365 during the years ended December 31, 2020, 2021 and 2022, respectively.

NOTES TO COMBINED CARVE-OUT FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

2.           SIGNIFICANT ACCOUNTING POLICIES - continued

Impairment of goodwill and indefinite-lived intangible assets

Goodwill is not amortized, but tested for impairment annually or more frequently if event and circumstances indicate that it might be impaired. The guidance permits the Group to first assess qualitative factors to determine whether it is “more likely than not” that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the goodwill impairment test. Absent from any impairment indicators, the Group performs its annual impairment test on the last day of each fiscal year.

On January 1, 2020, the Group adopted ASU No. 2017-04, Intangibles—Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment (“ASU 2017-04”), which removes the requirement to compare the implied fair value of goodwill with its carrying amount as part of step 2 of the goodwill impairment test. Instead, the Group performed its goodwill impairment tests by comparing the fair value of a reporting unit with its carrying amount, and recognized an impairment charge for the amount by which the carrying amount exceeds the reporting unit’s fair value but not to exceed the total amount of the goodwill of the reporting unit.

Goodwill is tested for impairment annually for the reporting unit or more frequently if events or changes in circumstances indicate that it might be impaired. The Group performs its annual quantitative impairment assessment considering the weighting of both an income and a market approach. The income approach is based on estimated present value of future cash flows for the reporting unit carrying a goodwill balance. The market approach is based on assumptions about how market data relates to the reporting unit carrying a goodwill balance. The weighting of these two approaches is based on their individual correlation to the economics of each reporting unit carrying a goodwill balance.

When using discounted cash flow model to determine the fair value of a reporting unit, the discounted cash flow model includes a number of significant unobservable inputs. Key assumptions used to determine the estimated fair value include: (a) internal cash flows forecasts including expected revenue growth, operating margins and estimated capital needs, (b) an estimated terminal value using a terminal year long-term future growth rate determined based on the growth prospects of the reporting units; and (c) a discount rate that reflects the weighted-average cost of capital adjusted for the relevant risk associated with the reporting unit’s operation and the uncertainty inherent in the Group’s internally developed forecast.

The impairment test for intangible assets not subject to amortization consists of a comparison of the fair value of the intangible asset with its carrying value. If the carrying value of the intangible asset exceeds its fair value, an impairment loss is recognized in an amount equal to that excess.

The Group recorded impairment losses on goodwill of $Nil, $Nil and $19,156 during the years ended December 31, 2020, 2021 and 2022, respectively. The Group recorded impairment losses on the indefinite-lived intangible assets of $Nil, $Nil and $2,140 during the years ended December 31, 2020, 2021 and 2022, respectively.

Revenue recognition

The Group follows five steps for its revenue recognition under ASC 606: (i) identify the contract(s) with a customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, (iv) allocate the transaction price to the performance obligations in the contract, and (v) recognize revenue when (or as) the entity satisfies a performance obligation.

The Group generated its revenues from the following revenue sources:

(i)    Tuition fees generated from kindergarten services and student care services

The Group provides private kindergarten services and students care centers services to students. Tuition fees are collected in advance and are initially recorded as deferred revenue.

NOTES TO COMBINED CARVE-OUT FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

2.           SIGNIFICANT ACCOUNTING POLICIES - continued

Revenue recognition – continued

Kindergarten services consist of a series of classes which are highly interdependent and interrelated in the context of the contract and each class is not distinct and not sold standalone. Therefore, the kindergarten services are accounted for as a single performance obligation.

Student care services provide a separate series of classes which are highly interdependent and interrelated in the context of the contract and each class is not distinct and not sold standalone. Therefore, student care services are accounted for as a single performance obligation.

The transaction prices for kindergarten services and student care services are determined by the contract amount net of refund. For the kindergarten program, the students can claim certain amount of the tuition refund, upon withdrawal, if more than a certain number of classes are missed. For the student care services, the students can claim refund, upon withdrawal, if classes are missed due to illness. The refund amount is subject to the refund policy at each facility and the timing of the student’s withdrawal. No refund is provided for kindergarten and student care services provided in Singapore.

Revenues for the kindergarten services and student care center services are recognized on a straight line basis over the service period.

(ii)   Franchising fees

GEH generates revenues by franchising kindergartens., and collects from franchisees the initial franchising fees and annual franchise fee. As the initial franchising service and annual franchising service are distinct from each other, the Group identifies two performance obligations accordingly. The transaction price is allocated to each performance obligation based on a relative stand-alone selling price.

Initial franchising fees represent provision of initial set-up services which are typically received upfront and recorded as prepayment from customers. The set-up period usually begins with the site renovation or training services, whichever is earlier, to the time point when kindergartens commence operations, which is approximately 7 or 8 months. Initial franchising fees are recognized over time throughout the set-up period.

(ii)   Franchising fees – continued

Annual franchise fees represent supporting services provided by the Group to the franchised kindergartens. The related annual franchise fees are received upfront and recorded as deferred revenue. Annual franchise fees are recognized over time throughout the contract terms.

(iii)   Sales of educational merchandise

The Group’s educational merchandise consists of teaching aids, textbooks and other goods. The Group considers both franchisees and end-users as its customers. Prepayments for sales of educational merchandise are recognized as prepayments from customers. Sales of educational merchandise is accounted for as a single performance obligation, and recognized at the point of time when the control of promised goods is transferred to the customers.

NOTES TO COMBINED CARVE-OUT FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

2.           SIGNIFICANT ACCOUNTING POLICIES - continued

Revenue recognition – continued

The following table presents the Group’s revenues disaggregated by revenue types.

	Years ended December 31,
	2020	2021	2022
Services:

Tuition fees from kindergartens and student care centers	24,914	29,941	29,595
Franchise fees	1,000	869	941
Others	2	123	110

Products:
Sale of educational merchandise	48	74	106

Total net revenues	25,964	31,007	30,752

The following table presents the Group’s revenues recognized over time or point in time.

	Years ended December 31,
	2020	2021	2022
Recognized over time	25,916	30,933	30,646
Recognized point in time	48	74	106
Total net revenues	25,964	31,007	30,752

Contract liabilities

The Group’s contract liabilities consists of prepayments from customers and deferred revenue, primarily relate to the advance consideration received from customers, which include tuition fees received from customers, initial franchise fees and annual franchise fees received from franchisees, advance consideration of educational merchandise received from customers, and royalty fees received from other business partners. The amount from customers before provision of service is recognized as prepayments The prepayments from customers and deferred revenue are recognized as revenue once the criteria for revenue recognition are met.

The table below reflects the Group’s contract liabilities:

	2020	2021	2022
Prepayments from customers	—	—	53
Deferred revenue, current portion	559	802	892

The Group recognized $668, $559 and $ 802 in revenue for the years ended December 31, 2020, December 31, 2020, 2021 and December 31, 2022, respectively, which related to contract liabilities that existed at December 31, 2019, 2020 and 2021, respectively. The balances as of December 31, 2020,2021 and 2022 are expected to be recognized as revenue within one year.

There was no contract asset recorded as of December 31, 2020 and 2021 and 2022.

NOTES TO COMBINED CARVE-OUT FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

2.           SIGNIFICANT ACCOUNTING POLICIES - continued

Goods and Services Tax

Goods and Services Tax (“GST”) is a broad-based value added tax in Singapore, which is imposed on all supplies of goods and services in Singapore made by a taxable person for business purposes. GST rate is 7% of the gross sales. Singapore’s entities whose taxable turnover for the past 12 months exceeds SGD$1 million or the taxable turnover in the next 12 months to be more than SGD$1 million should be registered as GST-registered companies. For GST-registered entities, their revenue generated from kindergarten services, student care services and others, is reported net of GST collected on behalf of Singapore tax authorities. For Non-GST registered entities, they are qualified for GST exemption for all kinds of revenue.

Income taxes

Current income taxes are provided for in accordance with the laws of the relevant tax authorities. Deferred income taxes are recognized when temporary differences exist between the tax bases of assets and liabilities and their reported amounts in the combined carve-out financial statements. Net operating loss carry forwards and credits are applied using enacted statutory tax rates applicable to future years. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more-likely-than-not that a portion of or all of the deferred tax assets will not be realized. The impact of an uncertain income tax position is recognized at the largest amount that is more-likely-than-not to be sustained upon audit by the relevant tax authority. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. Interest and penalties on income taxes will be classified as a component of the provisions for income taxes.

Government subsidies

Government subsidies represent government grants received from Singapore government authority to encourage the Company’s services. The Company records such government subsidies as income when it has fulfilled all of its obligation related to the subsidy. The Company recorded $4,348, $2,176, and $1,682 of subsidy income for the years ended December 31, 2020, 2021 and 2022, respectively.

Net (loss) income per share

Basic net (loss) income per share is computed by dividing net loss or income attributable to holders of ordinary shares by the weighted average number of ordinary shares outstanding during the period. The share options exercisable for little to no consideration are considered as issuable ordinary shares, and therefore included in basic shares outstanding. Diluted net (loss) income per share reflects the potential dilution that could occur if securities to issue ordinary shares were exercised or converted into ordinary shares. The dilutive effect of outstanding share-based awards is reflected in the diluted net (loss) income per share by application of the treasury stock method.

Comprehensive (loss) income

Comprehensive (loss) income includes net (loss) income and foreign currency translation adjustments and is reported in the combined carve-out statements of comprehensive (loss) income. The Group presents the components of net (loss) income, the components of other comprehensive (loss) income and total comprehensive (loss) income in two separate but consecutive statements.

NOTES TO COMBINED CARVE-OUT FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

2.           SIGNIFICANT ACCOUNTING POLICIES - continued

Significant risks and uncertainties

Concentration of credit risk

Financial instruments that potentially expose the Group to significant concentration of credit risk primarily consist of cash and cash equivalents, accounts receivable, and prepaid expenses and other current assets. As of December 31, 2020, 2021 and 2022, all of the Group’s cash and cash equivalents were deposited in financial institutions located in the United States of America and Singapore. Accounts receivable are typically unsecured and are derived from revenue earned from customers inSingapore. The risk with respect to accounts receivable is mitigated by credit evaluations the Group performs on its customers and its ongoing monitoring process of outstanding balances.

Concentration of customers

No customer accounts for 10% or more of revenue for the years ended 2022 and accounts receivable as of December 31, 2020, 2021 and 2022.

Recent accounting pronouncements not yet adopted

In August 2020, the FASB issued ASU No.2020-06, Debt-Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging-Contracts in Entity’s Own Equity(Subtopic 815-40):Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity(ASU 2020-06),which simplifies the accounting for convertible instruments by reducing the number of accounting models available for convertible debt instruments. This guidance also eliminates the treasury stock method to calculate diluted earnings per share for convertible instruments and requires the use of the if-converted method. The amendments are effective for fiscal years beginning after December 15 2021, including interim periods within those fiscal years, with early adoption permitted. The Group adopted ASU 2020-06 on January 1, 2022, and the adoption had no material impact on the Group’s combined carve-out financial statements.

In May 2021 the FASB issued ASU No. 2021-04, Earnings Per Share (Topic 260), Debt-Modifications and Extinguishments (Subtopic 470-50), Compensation-Stock Compensation (Topic 718). and Derivatives and Hedging - Contracts in Entity’s Own Equity (Subtopic 815-40)to clarify and reduce diversity in an issuer’s accounting for modifications or exchanges of freestanding equity -classified written call options (for example warrants) that remain equity classified after modification or exchange. The amendments in this update are effective for all entities for fiscal years beginning after December15, 2022, including interim periods within those fiscal years. An entity should apply the amendments prospectively to modifications or exchanges occurring on or after the effective date of the amendments. The Group is currently evaluating the impact of the new guidance on our combined carve-out financial statements.

In October 2021, the FASB issued ASU No.2021-08 Business Combinations (Tonic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers (ASU2021-08),which clarifies that an acquirer of a business should recognize and measure contract assets and contract liabilities in a business combination in accordance with Topic 606 Revenue from Contracts with Customers. The new amendments are effective for us are effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. The amendments should be applied prospectively to business combinations occurring on or after the effective date of the amendments with early adoption permitted. The Group is currently evaluating the impact of the new guidance on our combined carve-out financial statements.

NOTES TO COMBINED CARVE-OUT FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

3.           ACCOUNTS RECEIVABLE, NET

Accounts receivable, net consisted of the following:

	As of December 31,
	2020	2021	2022
Accounts receivable	1,012	1,211	1,060
Less: allowance for doubtful accounts	(361)	(433)	(402)
Accounts receivable, net	651	778	658

Movement of allowance for doubtful accounts was as follows:

	As of December 31,
	2020	2021	2022
Balance at beginning of the year	(216)	(361)	(433)
Adoption of ASC 326	(100)	—	—
(Addition) reverse	(39)	(81)	34
Foreign currency adjustment	(6)	9	(3)
Balance at end of the year	(361)	(433)	(402)

The following is an ageing analysis of Accounts receivable based on the date of delivery of goods/date of rendering of services which approximated the respective revenue recognition dates.

	As of December 31,
	2020	2021	2022
Trade debtors
0 – 30 days	225	281	249
31 – 60 days	88	95	86
61 – 90 days	12	21	10
91 – 180 days	126	209	161
181 days – 1 year	285	185	216
1 year – 2 years	182	254	180
Over 2 years	94	166	158

	1,012	1,211	1,060

4.           INVENTORIES

Inventories consisted of the following:

	As of December 31,
	2020	2021	2022
Educational merchandise	69	116	96

The Group recorded $Nil, $Nil and $Nil write-downs of inventories from the carrying amount to their net realizable values for the years ended December 31, 2020, 2021 and 2022, respectively.

NOTES TO COMBINED CARVE-OUT FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

5.           PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consisted of the following:

	As of December 31,
	2020	2021	2022
Prepaid service fees	498	522	502
Others	131	158	203

Less: allowance for doubtful accounts	(14)	(14)	(14)

	615	666	691

6.           PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment consisted of the following:

	As of December 31,
	2020	2021	2022
Furniture, fixture and equipment	2,359	2,458	2,921
Leasehold improvement	4,260	5,280	6,456
Less: accumulated depreciation	(3,184)	(3,686)	(4,597)
	3,435	4,052	4,780

For the years ended December 31, 2020, 2021 and 2022, depreciation expenses were $708, $884 and $971 respectively.

For the years ended December 31, 2020, 2021 and 2022, the Group recorded impairment loss for the property, plant and equipment of $Nil, $Nil and $Nil respectively.

7.           GOODWILL

The Group has three reporting unit where it carries goodwill resulting from acquisitions. The changes in carrying amount of goodwill for the years ended December 31, 2020, 2021 and 2022 were as follows.

	As of December 31,
	2020	2021	2022
Costs:
Beginning balance	18,959	19,203	19,177
Addition	228	—	—
Foreign currency adjustment	16	(26)	10
Ending balance	19,203	19,177	19,187
Goodwill impairment	—	—	(19,187)
Goodwill, net	19,203	19,177	—

NOTES TO COMBINED CARVE-OUT FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

7.           GOODWILL - continued

Goodwill was tested for impairment in the fourth quarter of 2020, 2021 and 2022 for the reporting unit. The Group performed its quantitative impairment assessment considering the income approach. The income approach is based on estimated present value of future cash flows for the reporting unit carrying a goodwill balance.

The fair value of the reporting unit was estimated using a discounted cash flow methodology after considered and weighed the market approach. The discounted cash flow analysis requires significant estimates, including projections of future operating results and cash flows of the reporting unit that are based on internal budgets and strategic plans, expected long-term growth rates, terminal values, weighted average cost of capital and the effects of external factors and market conditions.

When using discounted cash flow model to determine the fair value of the reporting unit, the discounted cash flow model included a number of significant unobservable inputs. Key assumptions used to determine the estimated fair value include: (a) internal cash flows forecasts including expected revenue growth, operating margins and estimated capital needs, (b) an estimated terminal value using a terminal year long-term future growth rate determined based on the growth prospects of the reporting units; and (c) a discount rate that reflects the weighted-average cost of capital (“WACC”) adjusted for the relevant risk associated with the reporting unit’s operation and the uncertainty inherent in the Group’s internally developed forecast.

The following key assumptions were made in the discounted cash flow model to determine the fair value of the reporting unit in the impairment test for the reporting unit of Global Eduhub Holding Limited (“GEH”).

	Years ended December 31,
	2020	2021	2022
Revenue growth	8%-12%	8%-12%	3%-13%
WACC	14%	14%	14%
Income tax rate	17%	17%	17%
Terminal growth rate	2%	2%	2%
Forecasted inflation rate	2%	2%	2%

While management believes the assumptions used in our impairment test are reasonable, the fair value estimate is most sensitive to our discount rate and market multiple assumptions as these amounts are reflective of the market’s perception of our ability to achieve our projected cash flows.

Based on the impairment analysis of December 31, 2022, the Group concluded that the goodwill of the reporting unit of GEH were impaired. As such, $19,156 impairment loss of goodwill was recorded for the year ended December 31, 2022.

The Group recorded $Nil, $Nil and $19,156 impairment of goodwill for the years ended December 31, 2020, 2021 and 2022 respectively.

NOTES TO COMBINED CARVE-OUT FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

8.            INTANGIBLE ASSETS, NET

Intangible assets, net, consisted of the following:

	As of December 31,
	2020	2021	2022
Intangible assets not subject to amortization:
Trademark	7,766	7,766	7,841
Intangible assets subject to amortization:
Student base	4,006	3,998	4,036
Initial franchise	1,626	1,626	1,641
Software and courses	19	19	27
Total costs	13,417	13,409	13,545
Less: accumulated amortization	(1,940)	(3,089)	(4,293)
impairment	—	—	(3,605)
Intangible assets, net	11,477	10,320	5,647

For the years ended December 31, 2020, 2021 and 2022, amortization expenses for intangible assets recorded  were $1,112, $1,150 and $1,121 respectively.

For the years ended December 31, 2020, 2021 and 2022, the Group recorded impairment loss for for the intangible assets of $Nil, $Nil and $3,505 respectively.

As of December 31, 2022, the estimated amortization expenses related to intangible assets for next five years is expected to be as follows:

Years ending December 31,
2023	1
2024	1
2025	1
2026	1
2027	1
2028 and thereafter	—
Total expected amortization expense	5

9.           OTHER NON-CURRENT ASSETS

Other non-current assets consisted of the following:

	As of December 31,
	2020	2021	2022
Rental deposits (1)	1,375	1,302	1,288
Prepayment for property, plant and equipment	1,069	511	21
Others	135	60	45
	2,579	1,873	1,354

(1)	Rental deposits represent office and kindergartens rental deposits for the Group’s operations, which will not be refunded within one year.

NOTES TO COMBINED CARVE-OUT FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

10.          ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES - THIRD PARTIES

The components of accrued expenses and other current liabilities are as follows:

	As of December 31,
	2020	2021	2022
Trade payables	426	765	573
Salary and welfare payable	1,454	1,562	1,432
Accrued expenses	816	358	1,054
Other tax payable	284	310	315
Others	440	309	296
	3,420	3,304	3,670

The following is an ageing analysis of Trade payables based on the invoice date or the date of receipt of goods/date of accepting of services which approximated the respective cost recognition dates.

	As of December 31,
	2020	2021	2022
0-90 Days	263	624	432
91-180 Days	27	8	3
181-365 Days	25	10	22
over 1 Years	111	123	116
	426	765	573

11.          LEASES

Operating leases

The Group’s leases consist of various operating lease contracts for offices, kindergartens and student care centers in Singapore. The Group determines if an arrangement is a lease at inception. The Group’s leases have remaining lease terms of up to four years, none of them include options to extend or terminate the leases. Some lease agreements contain lease and non-lease components, which the Group chooses to account for as separate components. The allocation of the consideration between the lease and the non-lease components is based on the relative stand-alone prices included in the lease contracts. None of the amounts disclosed below for these leases contains variable payments, residual value guarantees or options that were recognized as part of the right-of-use assets and lease liabilities. As of December 31, 2020, 2021 and 2022, the Group had no leases that were classified as a financing lease. As of December 31, 2020, 2021 and 2022, the Group did not have additional operating leases that have not yet commenced but create significant rights and obligations for the Group.

Total operating lease expense for the years ended December 31, 2020, 2021 and 2022 was $3,468, $3,956, and $3,837, respectively. The operating lease expense was recorded in cost of revenues, and general and administrative expenses on the combined carve-out statements of operations.

NOTES TO COMBINED CARVE-OUT FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

11.          LEASES - continued

Operating leases - continued

The short term lease expense for the years ended December 31, 2020, 2021 and 2022 was $Nil, $Nil and $Nil, respectively. The short term lease expense was recorded in cost of revenues, and general and administrative expenses on the combined carve-out statements of operations.

	For the year ended December 31,
	2020	2021	2022
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows used in operating leases	3,778	3,978	3,789
Right-of-use assets obtained in exchange for new lease obligations:	4,388	1,675	1,828

Weighted average remaining lease term	2.83	2.24	1.65
Weighted average discount rate	3.02%	2.61%	3.09%

The following is a maturity analysis of the annual undiscounted cash flows for the annual periods ended December 31, 2022:

Years ending December 31,
2023	3,197
2024	1,833
2025	538
2026	35
2027	—
2028 and thereafter	—
Less: imputed interest	(207)
Total operating lease liabilities	5,396
Less: current operating lease liabilities	2,928
Non-current operating lease liabilities	2,468

12.         FAIR VALUE MEASUREMENT

Measured or disclosed at fair value on a recurring basis

The Group’s financial assets and liabilities primarily include cash and cash equivalents and accounts receivable

The carrying amounts of the Group’s financial assets and liabilities, primarily including cash and cash equivalents, accounts receivable,and prepayment from customers, approximate their fair values.

Measured or disclosed at fair value on a non-recurring basis

The Group’s goodwill and intangible assets are primarily acquired through business acquisition. Purchase price allocation are measured at fair value on a nonrecurring basis as of the acquisition dates. The Group measures its goodwill and intangible assets at fair value on a nonrecurring basis annually or whenever events or changes in circumstances indicate that carrying amount of a reporting unit exceeds its fair value. Intangible assets are measured using the income approach - discounted cash flow method when events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. For goodwill impairment testing, refer to Note 7 for details. The Group recognized impairment loss of $Nil, $Nil and $19,156 related to goodwill for the years ended December 31, 2020, 2021 and 2022.

The Group recognized impairment loss of $Nil, $Nil and $3,505 related to intangible assets acquired for the years ended December 31, 2020, 2021 and 2022.

NOTES TO COMBINED CARVE-OUT FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

12.         FAIR VALUE MEASUREMENT - continued

The Group measures property, plant and equipment and operating lease right-of-use assets at fair value on a non-recurring basis when events or changes in circumstances indicate that the carrying amount of these assets or asset group may not be recoverable. The fair value is determined using models with significant unobservable inputs (Level 3 inputs), primarily the management projection of discounted future cash flow and the discount rate. The Group recorded impairment loss on property, plant, and equipment and operating lease right-of-use assets of $Nil, $Nil and $Nil during the years ended December 31, 2020, 2021 and 2022.

The Group measures long-term equity method investment at fair value on a non-recurring basis whenever events or changes in circumstances indicate that the carrying value may no longer be recoverable. The fair value is determined using models with significant unobservable inputs (Level 3 inputs), primarily the management projection of discounted future cash flow and the discount rate. The Group recognized impairment loss of $Nil $Nil and $Nil related to the long-term equity method investment for the years ended December 31, 2020, 2021 and 2022,.

13.         ORDINARY SHARES

The Company’s fifth amended and restated Memorandum and Article of Association authorized the Company to issue 990,000,000 ordinary shares with a par value of $0.001 per share.

As of December 31, 2020, there were 22,264,660 and 6,949,141 shares issued for Class A and Class B ordinary shares, respectively; and there were 20,863,613 and 6,949,141 shares outstanding for Class A and Class B ordinary shares, respectively.

As of December 31, 2021, there were 22,264,660 and 6,949,141 shares issued for Class A and Class B ordinary shares, respectively; and there were 21,086,793 and 6,949,141 shares outstanding for Class A and Class B ordinary shares, respectively.

As of December 31, 2022, there were 22,264,660 and 6,949,141 shares issued for Class A and Class B ordinary shares, respectively; and there were 21,251,614 and 6,949,141 shares outstanding for Class A and Class B ordinary shares, respectively.

Share repurchase program

On November 24, 2017, the Company announced that the board of directors of the Company has approved a share repurchase program whereby the Company is authorized to repurchase its own ordinary shares in the form of American depositary shares with an aggregate value of up to $50,000 during the next 12 months. As of December 31, 2022, the Company did not repurchase any shares under this program.

On December 18, 2018, the Company announced that the board of directors of the Company approved another share repurchase program whereby the Company is authorized to repurchase its own ordinary shares in the form of American depositary shares with an aggregate value of up to $12,000 during the next 12 months. Pursuant to this share repurchase plan, the Company repurchased 1,627,455 shares in 2019, with a total consideration of approximately $12,000 at a price range of $6.50 to $8.00 per share, including brokerage commissions. The shares repurchased by the Company were accounted for at cost as treasury stock. The Company has re-issued 226,408, 449,588 and 614,409 repurchased shares for settlement of restricted shares vested as of December 31, 2020, 2021 and 2022, respectively.

NOTES TO COMBINED CARVE-OUT FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

14	SHARE INCENTIVE PLAN

The Company adopted the 2009 and 2017 Share Incentive Plans for the grant of share options to employees, directors and non-employees to provide incentive for their services.

The maximum number of ordinary shares that may be delivered pursuant to compensatory awards granted to the employees, directors and non-employees under the 2009 Share Incentive Plan should not exceed 2,573,756 ordinary shares of par value $0.001 per share.

The maximum aggregate number of ordinary shares that may be issued pursuant to all awards is initially 2,059,005, plus an annual increase on the first day of each of the Company’s fiscal years the term of the 2017 Share Incentive Plan, commencing with the fiscal year beginning January 1, 2018, by an amount equal to 2.0% of the total number of ordinary shares issued and outstanding on the last day of the immediately preceding fiscal year.

On June 22, 2017, the Company granted a total of 1,286,878 share options to directors at an exercise price of $11.66 per option. The options will vest in accordance with the vesting schedules set out in the respective share option agreements.

If the Company completes a qualified IPO before June 22, 2018, the vesting and expiration terms are:

(i)	25% of the share options will be vested and exercisable on June 22, 2018, and will expire on June 21, 2027;
(ii)	75% of the share options will be vested quarterly in twelve quarters with equal quarterly installments after June 22, 2018, and will expire on June 21, 2027.

If the Company does not complete a qualified IPO before June 22, 2018, the vesting and expiration terms are:

(i)	25% of the share options will be vested and exercisable on the date of 1st trading date of the IPO, and will expire on June 21, 2027;
(ii)	75% of the share options will be vested quarterly in twelve quarters with equal quarterly installments after the 1st trading date of the IPO, and will expire on June 21, 2027.

As the Company completed the qualified IPO on September 27, 2017, the first vesting schedule applied.

On June 22, 2017, the Company granted a total of 772,127 share options to employees at an exercise price of $11.66 per option. The options will vest in accordance with the vesting schedules set out in the respective share option agreements. The vesting and expiration terms are:

(i)	25% of the share options will be vested and exercisable on June 22, 2018, and will expire on June 21, 2027;
(ii)	75% of the share options will be vested quarterly in twelve quarters with equal quarterly installments after June 22, 2018, and will expire on June 21, 2027.

On July 1, 2017, the Company granted a total of 50,300 share options to a director and a consultant at weighted average exercise price of $1.48 per option. The options were fully vested on the grant date and will expire on June 30, 2027.

NOTES TO COMBINED CARVE-OUT FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

14.         SHARE INCENTIVE PLAN - continued

On April 2, 2018, the Company granted 20,000 share options to an employee at an exercise price of $0.01 per option. The options will vest in accordance with the vesting schedules set out in the respective share option agreements. The vesting and expiration terms are:

(i)	25% of the share options will be vested and exercisable on April 1, 2019, and will expire on April 1, 2028;
(ii)	75% of the share options will be vested quarterly in twelve quarters with equal quarterly installments after April 1, 2019, and will expire on April 1, 2028.

In 2020, the Company granted 554,000 share options to employees at an exercise price of $0.001 per option. 25% of the share options will be vested and exercisable upon 1st anniversary year following the grant date, and the remaining 75% of the share options will be vested quarterly in twelve quarters with equal quarterly installments from the vesting date of the first installment, and the contract term is 10 years from grant date.

In 2022, the Company granted 530,757 share options to employees at an exercise price of $0.001 per option. 25% of the share options will be vested and exercisable upon 1st anniversary year following the grant date, and the remaining 75% of the share options will be vested quarterly in twelve quarters with equal quarterly installments from the vesting date of the first installment, and the contract term is 10 years from grant date.

A summary of the share option activities is as follows:

	Number	Weighted	Weighted average	Weighted average	Aggregate
	of options	average	grant-date	remaining contractual	intrinsic
	outstanding	exercise price	fair value per option	term (years)	value
Options outstanding at January 1, 2020	4,008,558	7.02	3.54	5.14	6,084
Granted	554,000	0.01	2.69	9.82	1,312
Exercised	—	—	—
Forfeited	(6,100)	8.49	8.51	—	—
Expired	—	—	—	—	—
Options outstanding at December 31, 2020	4,556,458	6.16	3.43	5.36	2,175
Options expected to vest at December 31, 2020	4,556,458	6.16	3.43	5.36	2,175
Vested and exercisable at December 31, 2020	3,754,683	6.70	3.40	4.62	2,175

Options outstanding at January 1, 2021	4,556,458	6.16	3.43	5.36	2,175
Granted	—	—	—	—	—
Exercised	—	—	—	—	—
Forfeited	(26,300)	7.20	4.04	—	—
Expired	—	—	—	—	—
Options outstanding at December 31, 2021	4,530,158	6.15	3.43	4.29	2,846
Options expected to vest at December 31, 2021	4,530,158	6.15	3.43	4.29	2,846
Vested and exercisable at December 31, 2021	4,114,358	6.77	3.51	3.83	1,730

Options outstanding at January 1, 2022	4,530,158	6.15	3.43	4.29	2,846
Granted	530,757	0.001	1.69	—	—
Exercised	—	—	—	—	—
Forfeited	(594,366)	4.58	0.19	—	—
Expired	(193,000)	1.08	2.62	—	—
Options outstanding at December 31, 2022	4,273,549	5.83	3.47	4.09	571
Options expected to vest at December 31, 2022	4,273,549	5.83	3.47	4.09	571
Vested and exercisable at December 31, 2022	3,537,509	7.05	3.79	3.12	571

NOTES TO COMBINED CARVE-OUT FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

14.         SHARE INCENTIVE PLAN - continued

The weighted average grant date fair value of options granted during the years ended December 31, 2020, 2021 and 2022 were $2.69, $nil and $1.69, respectively. The total fair value of options vested during the year ended December 31, 2020, 2021 and 2022 were $2,990, $1,910 and $62, respectively. The total intrinsic value of options exercised during the year ended December 31, 2020, 2021 and 2022 were $nil, $nil and $nil, respectively.

For share options that vest on grant date, the cost of award is expensed on the grant date. For the graded vesting share options, the Company recognizes the compensation cost over the requisite service period for each separately vesting portion of the award as if the award is, in substance, multiple awards. The Company recorded share-based compensation expenses relating to share options of $1,198, $924 and $673 for the years ended December 31, 2020, 2021 and 2022, respectively.

As of December 31, 2020, total unrecognized compensation expenses relating to share options were $1,469, which is expected to be recognized over a weighted average period of 1.51 years. As of December 31, 2021, total unrecognized compensation expenses relating to share options were $544, which is expected to be recognized over a weighted average period of 1.77 years.

As of December 31, 2022, total unrecognized compensation expenses relating to share options were $714, which is expected to be recognized over a weighted average period of 2.64 years.

The fair value of the options granted is estimated on the dates of grant using the binomial option pricing model with the following assumptions used.

	As of December 31,
Grant date	2020			2022
Risk-free interest rate	0.86%	-	0.93%	1.88%	-	2.93%
Expected volatility			40%	76%	-	77%
Expected dividend yield			—			—
Exercise multiples			2.2			2.2
Fair value of underlying ordinary share	2.38	~	2.7	0.86	-	1.88

(1)	Risk-free interest rate

Risk-free interest rate was estimated based on the treasury long term rate of U.S. Treasury Department with a maturity period close to the expected term of the options.

(2)	Expected volatility

Expected volatility of the underlying ordinary shares during the lives of the options was estimated based on the historical stock price volatility of comparable listed companies over a period comparable to the expected term of the options.

(3)	Expected dividend yield

Expected dividend yield was estimated by the Company based on its expected dividend policy over the expected term of the options.

(4)	Exercise multiples

Exercise multiple represents the value of the underlying share as a multiple of exercise price of the option which, if achieved, results in exercise of the option.

NOTES TO COMBINED CARVE-OUT FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

14.         SHARE INCENTIVE PLAN - continued

(5)	Fair value of underlying ordinary shares

The estimated fair value of the ordinary shares underlying the options as of the respective grant dates was determined based on the Company’s share price.

Nonvested shares

On March 14, 2018, the Company granted 200,000 nonvested shares to three directors and executive officers. 25% of the nonvested shares will be vested on March 14, 2019. 75% of the nonvested will be vested quarterly in twelve quarters with equal quarterly installments after March 14, 2019. The grant date fair value of the nonvested shares was $20.43 per share, which was the closing price of the Company’s ordinary share on New York Stock Exchange (“NYSE”) on March 14, 2018. This grant resulted in a total share-based compensation of $4,086, to be recognized ratably over the requisite service period of 4 years.

On October 24, 2018, the Company granted 18,000 nonvested shares to a non-employee. 25% of the nonvested will be vested on October 23, 2019. 75% of the nonvested will be vested quarterly in twelve quarters with equal quarterly installments after October 23, 2019. The grant date fair value of the nonvested shares was $17.11 per share, which was the closing price of the Company’s ordinary share on NYSE on October 24, 2018. This grant resulted in a total share-based compensation of $308, to be recognized ratably over the requisite service period of 4 years.

On July 29, 2019, the Company granted 8,388 nonvested shares to an employee. 25% of the nonvested will be vested on July 29, 2020. 75% of the nonvested will be vested quarterly in twelve quarters with equal quarterly installments after July 29, 2020. The grant date fair value of the nonvested shares was $6.06 per share, which was the closing price of the Company’s ordinary share on NYSE on July 29, 2019. This grant resulted in a total share-based compensation of $51, to be recognized ratably over the requisite service period of 4 years.

On August 20, 2019, the Company granted 240,000 nonvested shares to two directors and executive officers. 25% of the nonvested will be vested on August 20, 2020. 75% of the nonvested will be vested quarterly in twelve quarters with equal quarterly installments after August 20, 2020. The grant date fair value of the nonvested shares was $6.69 per share, which was the closing price of the Company’s ordinary share on NYSE on August 20, 2019. This grant resulted in a total share-based compensation of $1,606, to be recognized ratably over the requisite service period of 4 years.

On December 4, 2019, the Company granted 9,146 nonvested shares to an employee. 25% of the nonvested will be vested on December 4, 2020. 75% of the nonvested will be vested quarterly in twelve quarters with equal quarterly installments after December 4, 2020. The grant date fair value of the nonvested shares was $5.55 per share, which was the closing price of the Company’s ordinary share on NYSE on December 4, 2019. This grant resulted in a total share-based compensation of $51, to be recognized ratably over the requisite service period of 4 years.

On August 27, 2020, the Company granted 333,750 nonvested shares to three directors and executive officers. 25% of the nonvested will be vested on August 27, 2021. 75% of the nonvested will be vested quarterly in twelve quarters with equal quarterly installments after August 27, 2020. The grant date fair value of the nonvested shares was $3.03 per share, which was the closing price of the Company’s ordinary share on NYSE on August 27, 2020. This grant resulted in a total share-based compensation of $1,011, to be recognized ratably over the requisite service period of 4 years.

NOTES TO COMBINED CARVE-OUT FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

14.         SHARE INCENTIVE PLAN - continued

A summary of the nonvested shares activities is as follows:

	Number	Weighted
	of nonvested shares	average grant date	Aggregate
	outstanding	fair value	intrinsic value
Nonvested shares outstanding at January 1, 2020	383,534	11.05	2,090
Granted	333,750	3.03	—
Vested	(134,408)	12.12	—

Nonvested shares outstanding at December 31, 2020	582,876	6.21	1,381
Granted	—	—	—
Vested	(223,180)	8.25	—

Nonvested shares outstanding at December 31, 2021	359,696	4.94	712
Granted	—	—	—
Vested	(164,821)	6.14	—

Nonvested shares outstanding at December 31, 2022	194,875	3.93	110

The weighted average grant date fair value of nonvested shares granted during the years ended December 31, 2020, 2021 and 2022 were $3.03, $nil and $nil, respectively. The total fair value of nonvested shares vested during the years ended December 31, 2020, 2021 and 2022 were $403, $656, and $1,012 respectively.

The Group recognized compensation expense over the requisite service period for each separately vesting portion of the award as if the award is in substance, multiple awards. The Company recorded share-based compensation expenses relating to nonvested shares of $1,732, $1,097 and $375 for the years ended December 31, 2020, 2021 and 2022, respectively for continuing operations. As of December 31, 2020, total unrecognized compensation expenses relating to nonvested shares were $1,610, which is expected to be recognized over a weighted average period of 1.58 years. As of December 31, 2021, total unrecognized compensation expenses relating to nonvested shares were $513, which is expected to be recognized over a weighted average period of 1.45 years. As of December 31, 2022, total unrecognized compensation expenses relating to nonvested shares were $105, which is expected to be recognized over a weighted average period of 1.93 years.

No options and non-vested shares have been granted to GEH’s employees. $507, $189 and $272 share-based compensation was allocated to the combined carve-out financial statements for the years ended December 31, 2020, 2021, and 2022 respectively based on the allocation method described in Basis of Presentation (Note 2).

15.         INCOME TAXES

Continued operation

Cayman Islands

The Company is a tax-exempt entity incorporated in Cayman Islands.

Hong Kong

The Company’s subsidiary located in Hong Kong and are subject to a profits tax rate of 8.25% on assessable profits on the first Hong Kong Dollars (“HK$”) 2 million and 16.5% for any assessable profits in excess of HK$2 million starting from the financial commencing on April 1, 2018. For the years ended December 31, 2020, 2021 and 2022, the subsidiary located in Hong Kong had no assessable profits.

NOTES TO COMBINED CARVE-OUT FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

15.         INCOME TAXES - continued

Continued operation - continued

Singapore

The Company’s subsidiaries located in Singapore are generally subject to Singapore corporate income tax at a rate of 17% in 2020, 2021 and 2022. Under the group relief system, subject to meeting the requisite conditions, the companies may deduct unutilized capital allowances, trade losses, and donations for the current year against the assessable income of another company in the same group. The Company’s subsidiaries located in Singapore should also benefit from the partial tax exemption scheme, which provides 75% exemption from tax for the first SGD$10 thousand chargeable income and 50% exemption from tax for the next SGD$190 thousand chargeable income for the years ended December 31, 2020, 2021 and 2022.

The current and deferred components of the income tax expense appearing in the combined carve-out statements of operations are as follows:

	Years ended December 31,
	2020	2021	2022
Current tax expenses	510	627	(2)
Deferred tax benefits	(189)	(184)	(787)
	321	443	(789)

The principal components of deferred tax assets and deferred tax liabilities are as follows:

	Years ended December 31,
	2020	2021	2022
Deferred tax assets
Operating lease liabilities	1,613	1,224	917
Total deferred tax assets	1,613	1,224	917
Less: valuation allowance	—	—	—
Total deferred tax assets, net	1,613	1,224	917

Deferred tax liabilities
Acquired intangible assets, net	1,949	1,754	959
Operating lease right-of-use assets	1,581	1,202	883
Total deferred tax liabilities	3,530	2,956	1,842
Deferred income tax assets, net	32	22	34
Deferred tax liabilities, net	1,949	1,754	959

NOTES TO COMBINED CARVE-OUT FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

15.         INCOME TAXES - continued

Continued operation - continued

The reconciliation of the effective tax rate and the statutory income tax rate applicable to Singapore is as follows:

	Years ended December 31,
	2020	2021	2022
Income(loss) before income tax	3,280	2,492	(25,431)
Income tax expense computed at an applicable tax rate of 17%	558	424	(4,323)
Impairment loss of goodwill	—	—	3,257
Depreciation of plant and equipment	125	138	137
Capital allowance	(257)	—	(107)
Non deductible expenses allocated to GEH	158	148	349
Partial tax exemption	(196)	(240)	(20)
Other items not included for tax purpose	(67)	(27)	(78)
	321	443	(789)

The Group did not identify significant unrecognized tax benefits for the years ended December 31, 2020, 2021 and 2022. The Group did not incur any interest and penalties related to potential underpaid income tax expenses and also does not anticipate any significant increases or decreases in unrecognized tax benefits in the next 12 months from December 31, 2022.

16.         NET (LOSS) INCOME PER SHARE

	Years ended December 31,
	2020	2021	2022
Numerator:
Net loss attributable to Gravitas Education Holdings, Inc.	1,875	1,372	(22,170)
Denominator:
Weighted average ordinary shares outstanding used in computing basic net income per ordinary share
Basic	28,122,851	28,208,734	28,291,887
Diluted	28,870,450	28,962,480	28,291,887

Net (loss) per share attributable to ordinary shareholders
Basic	0.07	0.05	(0.78)
Diluted	0.06	0.05	(0.78)

NOTES TO COMBINED CARVE-OUT FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

17.         RELATED PARTY TRANSACTION

(1)  Related parties

Name of related parties	Relationship with the Group
Koh Chew Chee	The CEO of GEH
44 to 24 Pte Ltd	Controlled by Koh Chew Chee
Allegiance (Clementi) Pte Ltd	Controlled by Koh Chew Chee
Allegiance (Jurong East) Pte Ltd	Controlled by Koh Chew Chee
Mulberry Learning Centre @ CBP Pte Ltd	Controlled by Koh Chew Chee
Mulberry Learning Centre Central Pte Ltd	Controlled by the spouse of Koh Chew Chee
Randsdale Resources Limited	Controlled by Koh Chew Chee, held 15% equity interest in GEH
Strategic Eduhub Pte Ltd	Controlled by Koh Chew Chee
The Sunbird Child Development Centre Pte Ltd	Controlled by Koh Chew Chee

(2)  The related party transactions are as follows:

Sale of merchandise,management fee and royalty fee.

	Years ended December 31,
	2020	2021	2022
44 to 24 Pte Ltd	3	4	3
Allegiance (Clementi) Pte Ltd	30	38	41
Allegiance (Jurong East) Pte Ltd	31	38	41
Mulberry Learning Centre @ CBP Pte Ltd	—	15	—
Mulberry Learning Centre Central Pte Ltd	365	265	13
The Sunbird Child Development Centre Pte Ltd	—	—	9
Strategic Eduhub Pte Ltd	43	45	4

NOTES TO COMBINED CARVE-OUT FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

17.         RELATED PARTY TRANSACTION - continued

Service fee revenue

	Years ended December 31,
	2020	2021	2022
Allegiance (Clementi) Pte Ltd	—	2	—
Allegiance (Jurong East) Pte Ltd	3	—	—
Mulberry Learning Centre @ CBP Pte Ltd	—	6	—
Mulberry Learning Centre Central Pte Ltd	81	29	11
The Sunbird Child Development Centre Pte Ltd	—	—	2

Purchase of service

	Years ended December 31,
	2020	2021	2022
Allegiance (Clementi) Pte Ltd	—	—	3
Mulberry Learning Centre @ CBP Pte Ltd	—	12	3
Mulberry Learning Centre Central Pte Ltd	11	245	203
Strategic Eduhub Pte Ltd	—	—	4

(3) The related party amount balances are as follows:

Amount due from related parties

Amount due from related parties represents service fee receivables due from the kindergartens controlled by GEH’s CEO or her spouse. The credit term is one month.

	As of December 31
	2020	2021	2022
Allegiance (Clementi) Pte Ltd	129	171	222
Allegiance (Jurong East) Pte Ltd	135	176	224
Mulberry Learning Centre @ CBP Pte Ltd	2	27	—
Mulberry Learning Centre Central Pte Ltd	841	—	—
Strategic Eduhub Pte Ltd	—	47	49
The Sunbird Child Development Centre Pte Ltd	—	—	9
	1,107	421	504

Prepayment for investment

Prepayment for investment represents service fee receivable due from a company controlled by the spouse of Koh Chew Chee. The receivable will be deducted from acquisition consideration to acquire the equity interest in this company.

	As of December 31
	2020	2021	2022
Mulberry Learning Centre Central Pte Ltd	—	910	1,009
	—	910	1,009

NOTES TO COMBINED CARVE-OUT FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

17.         RELATED PARTY TRANSACTION - continued

Accrued expenses and other current liabilities

	As of December 31
	2020	2021	2022
Allegiance (Clementi) Pte Ltd	—	—	3
Mulberry Learning Centre @ CBP Pte Ltd	—	11	—
Mulberry Learning Centre Central Pte Ltd	—	5	229
	—	16	232

18.         EMPLOYEE DEFINED CONTRIBUTION PLAN

There is no employee defined contribution plan offered to employees of the Group

19.         COMMITMENTS AND CONTINGENCIES

As of December 31, 2020, 2021 and 2022, there was no commitments and contingencies.

20.         SEGMENT INFORMATION

The Group’s chief operating decision maker (“CODM”) has been identified as the Chief Executive Officer of the Company, who reviews financial information of operating segments when making decisions about allocating resources and assessing performance of the Group. An operating segment is a component of the Group that engages in business activities from which it may earn revenues and incur costs, and is identified on the basis of the internal financial reports that are provided to and regularly reviewed by the Group’s CODM. For the years ended December 31, 2020, 2021 and 2022, the Group has only one operating segment.

21.         SUBSEQUENT EVENT

On January 19, 2023, the Board of Directors (“Board”) of the Company received a non-binding letter of intent from NetDragon. In a 6-K filed on April 18, 2023, the Company announced that it has entered into an agreement and plan of merger (the “Merger Agreement”) with Bright Sunlight Limited, a Cayman Islands exempted company and a direct, wholly owned subsidiary of the Company (“Merger Sub”), Best Assistant Education Online Limited, a Cayman Islands exempted company (“Best Assistant”) and a controlled subsidiary of NetDragon, and solely for purposes of certain named sections thereof, NetDragon. It’s contemplated that Best Assistant will form a Cayman Islands exempted company limited by shares (“eLMTree”) as its wholly owned subsidiary and transfer the education business of NetDragon outside of the PRC to eLMTree. Pursuant to the Merger Agreement, Merger Sub will merge with and into eLMTree with eLMTree continuing as the surviving company and becoming a wholly owned subsidiary of the Company (the “Merger”).

NOTES TO COMBINED CARVE-OUT FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

21.         SUBSEQUENT EVENT - continued

The Company is valued at US$50 million by equity value (the “GEHI Equity Value”) on a fully-diluted basis (after consummation of the Disposal (as defined below)) assuming that the net cash of the Company will be US$15 million at the closing of the Merger (the “Closing”), implying an enterprise value of GEHI at US$35 million (the “GEHI Implied Enterprise Value”), and eLMTree is valued at US$750 million by equity value on a fully-diluted basis (the “eLMTree Equity Value”) assuming a normalized level of working capital at Closing. The Merger Agreement also contemplates that the Company will change its name to “Mynd.ai, Inc.” or such other name as determined by Best Assistant and adopt an amended and restated memorandum and articles of association (the “GEHI A&R MAA”), in each case immediately before the effective time of the Merger (the “Effective Time”), following which the authorized share capital of the Company shall only consist of ordinary shares (“GEHI Shares”). Pursuant to the Merger Agreement, at the Effective Time (which is expected to occur on the date of Closing), each ordinary share of eLMTree issued and outstanding immediately prior to the Effective Time (excluding the Dissenting Shares and the Excluded Shares, each as defined in the Merger Agreement) will be cancelled in exchange for the right to receive a number of validly issued, fully paid and non-assessable GEHI Shares equal to (a) the eLMTree per share value (which is in turn calculated by (i) the eLMTree Equity Value divided by (ii) the number of ordinary shares of eLMTree that are outstanding immediately prior to the Effective Time), divided by (b) the GEHI per share value (which is in turn calculated by (i) the GEHI Equity Value, divided by (ii) the number of all GEHI Class A ordinary shares that are outstanding immediately prior to the Effective Time on a fully-diluted basis) (the aggregate number of GEHI Shares to be issued by GEHI, the “Merger Consideration”).

Concurrent with the execution of the Merger Agreement, NetDragon WebSoft, Inc. (“ND BVI”), a company incorporated in the British Virgin Islands and a wholly-owned subsidiary of NetDragon, has entered into a share purchase agreement (the “Secondary SPA”) with Joy Year Limited, Bloom Star Limited, Ascendent Rainbow (Cayman) Limited (and its affiliates, “ACP”), Trump Creation Limited and China Growth Capital Limited (collectively, the “Founding Shareholders”), pursuant to which ND BVI will acquire 8,588,960 Class A ordinary shares of the Company (representing approximately 30% of the outstanding share capital of the Company as of the date hereof) from the Founding Shareholders immediately prior to the Closing at an aggregate consideration of US$15 million (the “Secondary Sale”).

Concurrent with the execution of the Merger Agreement, the Company has entered into a share purchase agreement (the “Disposal Agreement”) with Rainbow Companion, Inc. (the “Disposal Purchaser”), a purchaser consortium formed by the Founding Shareholders and their affiliates. Pursuant to Disposal Agreement, immediately prior to the Closing, the Company will transfer all its education business in China to the Disposal Purchaser (the “Disposal”) at a consideration of US$15 million (the “Disposal Consideration”). Upon completion of the Disposal, the Company will cease to operate any education business in China.

NOTES TO COMBINED CARVE-OUT FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

21.         SUBSEQUENT EVENT - continued

Concurrent with the execution of the Merger Agreement, ACP, the Company and Best Assistant have also entered into a senior secured convertible note purchase agreement (the “Note Purchase Agreement”, together with the Disposal Agreement, the Merger Agreement, the Secondary SPA and the exhibits and schedules thereto, collectively, the “Transaction Documents”), pursuant to which, at the Closing, ACP will purchase US$65 million principal amount of secured convertible notes issued by the Company (the “ACP CB”) at the Closing (the “ACP CB Investment”, together with the Disposal, the Merger, the Secondary Sale and other transactions as contemplated by the Transaction Documents, the “Transactions”).

Upon consummation of the Merger, the Disposal and the Secondary Sale, NetDragon will become the controlling shareholder of the Company holding approximately 72.9% of all outstanding GEHI Shares (after a special dividend is made to the shareholders of NetDragon by way of the distribution in specie of certain GEHI Shares to be held by NetDragon (indirectly through ND BVI) after the Closing but assuming the ACP CB is not converted and the share awards are not granted under the new equity compensation plan that the Company plans to adopt after the Closing).

The Company’s Board, acting upon the unanimous recommendation of the special committee of the Board (the “Special Committee”) consisting solely of independent and disinterested directors, approved the Transaction Documents and the Transactions and resolved to recommend that the Company’s shareholders vote to authorize and approve the Transaction Documents and the Transactions when and if they are submitted for shareholder approval. The Special Committee received a fairness opinion from its independent financial advisor, Somerley Capital Limited, covering that each of (a) the consideration to be received by the Company from the Disposal, (b) the Merger Consideration payable by the Company for the acquisition of eLMTree, and (c) the GEHI Implied Enterprise Value, is, as of such date and based upon and subject to the assumptions, limitations and qualifications set forth in the written fairness opinion, from a financial point of view, fair to GEHI. The Company and Netdragon anticipate that the Transactions will be completed by the end of the third quarter of 2023, subject to the satisfaction of closing conditions set forth in the Transaction Documents, including, among other things, receipt of NetDragon’s shareholder approval, the Company’s shareholder approval and certain regulatory approvals.

No audited financial statements of Group, GEHI, or any of its subsidiaries have been prepared in respect of any period subsequent to December 31, 2022.